ETF Opportunities Trust 485BPOS

Exhibit 99(h)(36)

June 25, 2024

Board of Trustees

ETF Opportunities Trust

8370 Stony Point Parkway, Suite 205

Richmond, VA 23235

RE: ETF Opportunities Trust (the “Trust”) – Fee Waiver

Dear Trustees:

Please note that 3Fourteen & SMI Advisory Services, LLC (“Adviser”) agrees to waive its investment advisory fee under the Investment Advisory Agreement between the Adviser and the Trust with respect to the SMI 3Fourteen Full-Cycle Trend (Tax-Efficient) ETF by 4 basis points (bps), from 89 bps to 85 bps from commencement of operations until April 30, 2026.

Regards,

Fred Beerwart

Chief Compliance Officer

3Fourteen & SMI Advisory Services, LLC